January 24, 2013

Mr. Ron Alper
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Borneo Resource Investments Ltd. (the “Company”)

Dear Mr. Alper:

This letter amends and replaces the letter, dated September 19, 2012, mailed to the U.S. Securities and Exchange Commission.

As requested in a phone conversation, you requested a copy of (1) the Share Sale Purchase Pre-Contract Agreement between the company and PT Batubaraselaruas Sapta, dated March 15, 2012, for the company to acquire 75% of PT Batubaraselaruas Sapta which is the holder of 93,000 hectare concession in East Kalimantan; (2) the Agreement on Transfer of Shares, Coal Mining License and Its Management, dated March 23, 2012, to acquire an 80% interest in PT Berkat Bumi Waigeo which is the holder of a 9,600 hectare concession in the West Papua Province; and (3) the Agreement on Transfer of Shares, Coal Mining License and Its Management, dated March 23, 2012, to acquire a 90% interest in PT Berkat Banua Masanggu which is the holder of an 8,800 hectare concession in the South Kalimantan Province.

This material is delivered to you supplementally pursuant to 17 C.F.R. § 200.83 (“Rule 83”). The Company respectfully requests that the enclosed information be treated as confidential information and that the Securities and Exchange Commission provide timely notice to the Company before it permits any disclosure of the enclosed information.

Pursuant to Rule 83, the Company further requests that you promptly inform it, through the Company’s Counsel, of any requests under the Freedom of Information Act seeking access to the foregoing materials to enable counsel to substantiate the grounds for confidential treatment of such materials and to provide timely notice to the Company in order to afford it an opportunity to protect its legitimate business interests.

Thank you for your attention to this matter. We look forward to hearing from you. Please direct questions or questions for clarification of matters addressed in this letter to the undersigned of Sichenzia Ross Friedman Ference LLP at (212) 981-6767.

Sincerely, /s/ Peter DiChiara Peter DiChiara